UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

Commission File Number: 0-20055

Consolidated Envirowaste Industries Inc.
(Translation of registrant’s name into English)

27715 Huntingdon Road, Abbotsford, B.C., Canada V4X 1B6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F   ☒         FORM 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES   ☒         NO   ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-1399.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC. (Registrant)

Date May 28, 2004	By	“Douglas R. Halward”
(Signature)

Douglas R. Halward, President
(Name and Title of the Signing Officer)

The following attached documents are filed under this Form 6-K:

EXHIBIT A:	News Release dated May 27, 2004

EXHIBIT B:	BC Form 51-901F together with schedules A (unaudited financial statements for the six months ended March 31, 2004), B (supplementary information) and C (management discussion and analysis)

EXHIBIT A
Consolidated Envirowaste Industries Inc. 27715 HUNTINGDON ROAD, ABBOTSFORD, BC V4X 1B6 TELEPHONE: 604-856-6836 FACSIMILE: 604-856-5644

NEWS RELEASE

Consolidated Envirowaste Reports Second Quarter Earnings

Abbotsford, British Columbia – May 27, 2004

Consolidated Envirowaste Industries Inc. (TSX Venture Exchange-CWD) announced today its results for the six months ended March 31, 2004. A complete copy of the Company’s second quarter report is available on the internet at www.sedar.com. Excerpts from the quarterly unaudited financial statements are as follows:

	Quarter Ended	Quarter Ended	Six Months Ended	Six Months Ended
	March 31, 2004	March 31, 2003	March 31, 2004	March 31, 2003
Sales	$6,351,711	$5,608,867	$11,928,539	$10,919,855
Income before income taxes	238,303	204,538	391,818	40,556
Income tax expense	146,328	106,662	310,230	140,067
Net Earnings (Loss)	91,975	97,876	81,588	(99,511)
Basic earnings (loss) per common share	0.01	0.01	0.01	(0.01)
Diluted earnings (loss) per common share	0.01	0.01	0.01	(0.01)
Weighted average common shares outstanding	10,197,748	9,986,299	10,106,400	9,981,244

Consolidated Envirowaste Industries Inc. has reported second quarter net earnings for the three months ended March 31, 2004 of $91,975 or $0.01 per share ($0.01 fully-diluted) compared to net earnings of $97,876 or $0.01 per share ($0.01 fully-diluted) for the comparable quarter of 2003. For the six months ended March 31, 2004 the Company had net earnings of $81,588 or $0.01 per share ($0.01 fully-diluted) compared to a net loss of $99,511 or $0.01 per share ($0.01 fully-diluted) for the same six months of 2003. Second quarter revenues increased 13% over second quarter revenue in 2003 despite an approximate 15% increase in the value of the Canadian dollar versus its US counterpart over the comparable period. Compared to last year’s second quarter, tipping fees and packaged product sales increased 16% and 7% respectively. Overall sales for the 2004 six month period increased just over $1 million or 9% with revenue in both the packaged and tipping increasing 8% and 10% respectively compared to the six months ended March 31, 2003. 2004 bulk sales were down marginally in both the second quarter and full six month period compared to 2003 as currency translation differences overshadowed an actual volume increase in this sales segment. As in the first quarter of 2004, the Company improved gross margins for both the quarter and the six month periods over 2003. Increased activity levels and new business resulted in an increase in selling expenses (primarily material removal from sites in our U.S. operations) over comparable periods in 2003. Operating earnings increased $245,000 over the first six months of 2003 and were augmented by gains on equipment dispositions of $295,000. Cash flows from operations after changes in non-cash working capital items in the second quarter rose $286,000 over the comparable quarter of 2003 and over $1,000,000 compared to the six months ended March 31, 2003.

Consolidated Envirowaste Industries Inc. is a leading processor of wood and other organic wastes in Western Canada, Florida and Georgia. The Company markets and supplies biomass boiler fuel for electric generation facilities, charcoal manufacturers and pulp and paper mills in the U.S. as well as bulk landscaping products in each of these regions, and packaged soil products to major Western Canadian retailers.

Consolidated Envirowaste Industries Inc.

Per: “James E. Darby”

James E. Darby
Chairman and Chief Executive Officer

          The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

EXHIBIT B

British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

ISSUER DETAILS

For Quarter Ended:	March 31, 2004
Date of Report:	May 26, 2004

Name of Issuer:	Consolidated Envirowaste Industries Inc.
Issuer Address:	27715 Huntingdon Road, Abbotsford, B.C. V4X 1B6

Issuer Fax Number:	(604) 856-5644
Issuer Telephone Number:	(604) 856-6836

Contact Name:	Doug Halward
Contact Position:	President
Contact Telephone Number:	(604) 856-6836
Contact Email Address:	envirowaste@imag.net

Web Site Address:	Not applicable

CERTIFICATE

The one schedule required to complete this Report is attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Director’s Name:	“Douglas Halward”	Date Signed: May 26, 2004

Director’s Name:	“James Darby”	Date Signed: May 26, 2004

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Consolidated Financial Statements

March 31, 2004 and 2003

Index

Consolidated Balance Sheets

Consolidated Statements of Income and Deficit

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

Schedules of Consolidated Cost of Sales

Schedules of Consolidated Direct Selling Expenses

Schedules of Consolidated General and Administrative Expenses

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Consolidated Balance Sheets
March 31, 2004 and 2003

			(audited)
	March 31,	March 31,	September 30,
ASSETS	2004	2003	2003
Current
Cash and cash equivalents	$1,411,329	$2,137,092	$1,581,376
Accounts receivable	3,616,835	3,062,147	2,814,694
Inventories (note 2)	1,042,697	1,376,462	952,936
Refundable income taxes	—	—	64,340
Future income tax asset	201,325	323,294	215,255
Prepaid expenses and deposits	229,723	251,512	333,716

	6,501,909	7,150,507	5,962,317
Property, plant and equipment (note 3)	9,615,437	6,448,170	8,316,414
Assets under capital leases (note 4)	1,909,803	2,581,029	2,338,974
Future income tax asset	210,631	233,142	217,424
Other assets (note 5)	34,778	41,619	36,365

	$18,272,558	$16,454,467	$16,871,494

LIABILITIES
Current
Demand loans, secured (note 6)	$630,000	$650,000	$260,000
Accounts payable and accrued liabilities	2,282,496	2,155,966	1,867,039
Income taxes payable	97,922	67,701	—
Deferred revenue	201,246	146,431	217,849
Principal portion of long-term debt due within one year	1,587,454	939,981	1,078,684
Principal portion of capital lease obligations due within one year	498,500	508,413	500,370

	5,297,618	4,468,492	3,923,942
Long-term debt (note 7)	2,401,415	1,394,580	2,093,100
Obligations under capital leases (note 8)	1,271,498	1,951,040	1,566,740
Loans payable (note 9)	2,510,031	2,437,309	2,375,870
Future income taxes payable	171,348	—	176,874

	11,651,910	10,251,421	10,136,526

SHAREHOLDERS’ EQUITY
Share capital (note 10)	15,456,513	15,323,082	15,323,082
Unrealized foreign exchange gain	199,499	438,158	528,838
Deficit	(9,035,364)	(9,558,194)	(9,116,952)

	6,620,648	6,203,046	6,734,968

	$18,272,558	$16,454,467	$16,871,494

Commitments (note 13)
Contingent liabilities (note 14)

Approved by the Directors:

“Signed”	“Signed”

James Darby	Douglas R. Halward

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Consolidated Statements of Income and Deficit
For the six months ended March 31, 2004 and 2003

	3 months	3 months	6 months	6 months
	March 31, 2004	March 31, 2003	March 31, 2004	March 31, 2003
Revenue
Bulk	$507,063	$518,339	959,505	977,455
Packaged products	633,225	592,133	780,531	720,732
Tipping fees	5,211,423	4,498,395	10,188,503	9,221,668

	6,351,711	5,608,867	11,928,539	10,919,855
Cost of sales (schedule)	3,699,655	3,391,942	7,032,230	6,717,544

Gross margin	2,652,056	2,216,925	4,896,309	4,202,311
Direct selling expenses (schedule)	1,223,633	931,298	2,234,394	1,878,437
General and administrative expenses (schedule)	1,315,195	1,223,358	2,531,728	2,438,726

Operating earnings (loss)	113,228	62,269	130,187	-114,852
Other income (expense)
Interest and sundry	28,915	86,437	31,821	98,698
Provision for performance incentives	(65,840)	—	(65,840)	—
Gain on disposal of capital assets	162,000	55,832	295,650	56,710

Earnings before income taxes	238,303	204,538	391,818	40,556
Income taxes (note 15)	146,328	106,662	310,230	140,067

Net earnings (loss) for the period	$91,975	$97,876	81,588	(99,511)

Deficit, beginning of year			(9,116,952)	(9,458,683)

Deficit, end of period			$(9,035,364)	$(9,558,194)

Earnings (loss) per share — basic	$0.01	$0.01	0.01	(0.01)

Earnings (loss) per share — fully diluted	$0.01	$0.01	0.01	(0.01)

Weighted average number of common shares outstanding — basic	10,197,748	9,986,299	10,106,400	9,981,244

Weighted average number of common shares outstanding — fully diluted	10,209,084	10,151,666	10,117,736	10,017,036

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Consolidated Statements of Cash Flows
For the six months ended March 31, 2004 and 2003

	3 months	3 months	6 months	6 months
	March 31, 2004	March 31, 2003	March 31, 2004	March 31, 2003
Cash flows from (used in) operating activities
Net earnings (loss) for the period	$91,975	$97,876	$81,588	$(99,511)
Items not involving cash:
Amortization	589,161	585,904	1,094,075	1,174,164
Gain on disposal of capital assets	(162,000)	(55,832)	(295,650)	(56,710)
Unrealized foreign exchange gain (loss)	(247,480)	97,187	(329,339)	33,580
Issuance of shares for non-cash consideration	75,000	—	75,000	—
Future income taxes	(2,149)	39,541	15,197	45,549

	344,507	764,676	640,871	1,097,072
Cash generated from (used in) operating working capital:
Accounts receivable	(1,126,143)	(923,919)	(802,141)	(712,174)
Inventories	(21,369)	(93,420)	(89,761)	(292,120)
Prepaid expenses and deposits	99,345	34,934	103,993	30,026
Accounts payable and accrued liabilities	508,915	161,547	415,457	(375,318)
Income taxes payable	5,731	109,541	162,262	143,287
Deferred revenue	9,393	88,916	(16,603)	21,485
Current portion of long-term debt	459,459	(222,032)	508,770	(138,127)
Current portion of capital lease obligations	18,515	91,315	(1,870)	93,365

	298,353	11,558	920,978	(132,504)

Cash flows from (used in) financing activities
Increase (decrease) in long-term debt, net	167,134	(312,136)	308,315	(9,792)
Increase (decrease) in obligations under capital leases, net	(120,480)	302,139	(295,242)	188,121
Increase in loans payable	134,161	241,115	134,161	50,997
Issuance of share capital	2,700	6,660	58,431	6,660

	183,515	237,778	205,665	235,986

Cash flows from (used in) investing activities
Acquisition of capital assets	(1,180,868)	(609,292)	(1,956,981)	(1,474,419)
Proceeds from the sale of capital assets	159,438	133,396	300,763	134,331
Acquisition of assets under capital leases	(10,472)	(641,295)	(10,472)	(641,295)

	(1,031,902)	(1,117,191)	(1,666,690)	(1,981,383)

Decrease in cash and cash equivalents	(550,034)	(867,855)	(540,047)	(1,877,901)
Cash and cash equivalents, beginning of period	1,331,363	2,354,947	1,321,376	3,364,993

Cash and cash equivalents, end of period	$781,329	$1,487,092	$781,329	$1,487,092

Represented as:
Cash and cash equivalents	$1,411,329	$2,137,092	$1,411,329	$2,137,092
Demand loans, secured	(630,000)	(650,000)	(630,000)	(650,000)

	$781,329	$1,487,092	$781,329	$1,487,092

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
March 31, 2004 and 2003

1.	Significant Accounting Policies

(a)	Basis of Presentation

The Company follows Canadian generally accepted accounting principles in the preparation of these financial statements. All dollar amounts are reported in Canadian funds.

(b)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, The Answer Garden Products Ltd., and its 72.74% owned subsidiary Bio-Waste Industries Limited, Envirowaste International Inc. (“EII”), a U.S. company, and its U.S subsidiaries, Consolidated Resource Recovery Inc. — Florida operations (“CRRI”), a Delaware corporation, and Consolidated Resource Recovery Inc. — Georgia operations (“Greencycle”), a Georgia corporation.

(c)	Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

(d)	Inventories

Inventories of raw materials are valued at the lower of cost and net realizable value. Inventories of work-in-process and finished goods are valued at the lower of standard cost and realizable value.

(e)	Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Amortization is charged to earnings in amounts sufficient to allocate the costs over their estimated useful lives on a straight-line basis using the following annual rates pro-rated from initial utilization:

Plant	4%, 5%, 14%, 20% & 33%
Land improvements	6.7% & 8%
Equipment	10%, 15%, 20% & 33%
Office equipment	20%
Leasehold improvements	20%
Computer equipment	20%, 30%, & 33%
Bag plates and artwork	20% & 50%
Automotive equipment	20% & 30%

(f)	Assets Under Capital Leases

Assets acquired under capital leases and their related obligations are recorded at an amount equivalent to the present value of the minimum future lease payments discounted at the interest rate implicit in the agreement. Leased assets are amortized on the same basis as property, plant & equipment.

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
March 31, 2004 and 2003

1.	Significant Accounting Policies (continued)

(g)	Other Assets

Trademarks	Recorded at cost; amortized on a straight-line basis over periods of 10 years or 15 years.

Technology license	Recorded at cost; amortized on a straight-line basis over 20 years.

(h)	Foreign Currency Translation

The Company treats the operations of Envirowaste International Inc. as a self-sustaining foreign operation using the current rate method of currency translation. Unrealized translation gains or losses are presented as a component of equity.

(i)	Cash equivalents

Cash equivalents consist of highly liquid investments which are readily convertible into cash with maturities of three months or less when purchased. As at March 31, 2004, cash equivalents were $nil (March 31, 2003-$755,238; September 30, 2003 — $nil).

(j)	Income Taxes

Income taxes are accounted for using the asset and liability method pursuant to Section 3465, Income Taxes, of “The Handbook of the Canadian Institute of Chartered Accountants”. Future taxes are recognized for the tax consequences of “temporary differences” by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

(k)	Earnings Per Share

Earnings per share are computed as recommended by Section 3500 of the Handbook of the Canadian Institute of Chartered Accountants. Basic earnings per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares. Under the standard, the treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

(l)	Stock-Based Compensation

The Company has adopted the fair value for all direct awards of stocks and applies the fair value method in accordance with the Canadian Institute of Chartered Accountants (“CICA”) Handbook, section 3870. “Stock-Based Compensation and Other Stock-Based Payments”. The fair value of stock options is determined by the “Black-Scholes Option Pricing Model” with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company’s common shares and an expected life of the options. The fair value of direct awards of stocks is determined by the quoted market price of the Company’s stock.

The Company did not grant any stock options during the six months ended March 31, 2004 and, as such, no compensation expense was recognized.

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
March 31, 2004 and 2003

1.	Significant Accounting Policies (continued)

(m)	Goodwill and Other Intangible Assets

The Company follows the recommendations of the CICA Handbook, Section 3062, “Goodwill and Other Intangible Assets”, under which a recognized intangible asset should be amortized over its useful life to an enterprise unless the life is determined to be indefinite. An intangible asset with an indefinite life will not be amortized, but will be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

The impairment test will consist of a comparison of the fair value of the intangible asset with its carrying amount. When the carrying amount of the intangible asset exceeds its fair value, an impairment loss will be recognized in an amount equal to the excess and charged to operations.

2.	Inventories

	March 31,	March 31,	September 30,
	2004	2003	2003 (audited)
Raw materials and supplies	$736,012	$715,717	$749,968
Work-in-process	46,493	51,234	26,458
Finished goods	260,192	609,511	176,510

	$1,042,697	$1,376,462	$952,936

3.	Property, Plant and Equipment

	March 31,			March 31,	September 30,
	2004			2003	2003 (audited)
		Accumulated	Net Book	Net Book	Net Book
	Cost	Amortization	Value	Value	Value
Land	$2,378,050	$—	$2,378,050	$1,603,295	$1,698,133
Plant	3,234,011	864,191	2,369,820	716,901	978,470
Land improvements	1,106,029	458,701	647,328	213,199	191,695
Equipment	9,003,260	5,433,451	3,569,809	3,400,425	3,152,949
Office equipment	251,401	92,801	158,600	19,609	42,652
Leasehold improvements	168,528	149,555	18,973	40,695	29,775
Computer equipment	191,912	153,407	38,505	34,981	30,977
Bag plates and artwork	397,412	352,400	45,012	46,707	47,488
Automotive equipment	898,371	509,031	389,340	140,134	389,372
Construction-in-progress	—	—	—	232,224	1,754,903

	$17,628,974	$8,013,537	$9,615,437	$6,448,170	$8,316,414

4.	Assets Under Capital Leases

	March 31,			March 31,	September 30,
	2004			2003	2003 (audited)
		Accumulated	Net Book	Net Book	Net Book
	Cost	Amortization	Value	Value	Value
Equipment	$3,091,500	$1,184,867	$1,906,633	$2,572,481	$2,333,426
Office equipment	23,775	20,605	3,170	8,548	5,548

	$3,115,275	$1,205,472	$1,909,803	$2,581,029	$2,338,974

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
March 31, 2004 and 2003

5.	Other Assets

	March 31,	March 31,	September 30,
	2004	2003	2003 (audited)
Deferred acquisition costs, net of accumulated amortization of $228,496	$—	$—	$—
(March 31, 2003 - $228,496; September 30, 2003 - $228,496)
Goodwill, net of accumulated amortization of $51,318	21,995	25,662	21,995
(March 31, 2003 - $47,651; September 30, 2003 - $51,318)
Trademarks, net of accumulated amortization of $19,072	11,888	14,984	13,436
(March 31, 2003 - $15,976; September 30, 2003 - $17,524)
Technology license, net of accumulated amortization of $662	895	973	934
(March 31, 2003 - $584; September 30, 2003 - $623)

	$34,778	$41,619	$36,365

Goodwill represents the excess of the purchase price paid over the underlying value of the assets at the time of acquisition.

6.	Demand Loans, Secured

(a)	At March 31 2004, the Company’s subsidiary, The Answer Garden Products Ltd., had authorized credit facilities with the Royal Bank of Canada. The credit facilities include a revolving, demand operating loan of $500,000 bearing interest at the Royal Bank prime rate (“RBP”) plus 1.5% per annum, a peak period revolving demand loan of $250,000 bearing interest a RBP plus 2% per annum, and a standby demand installment/reducing loan or lease line of $350,000 bearing interest a RBP plus 2% per annum or at scheduled lease rates at time of draw down. The lines of credit are secured by a first charge on all property, plant and equipment, assignment of inventory, a registered general assignment of book debts of related companies, and a postponement and assignment of claim provided by two of the Company’s directors (see Note 9). The loans are subject to certain financial covenants including a minimum debt service coverage ratio and a maximum ratio of debt to tangible net worth. The Company was in compliance with these covenants at March 31, 2004.

At March 31, 2004, borrowings outstanding on the operating lines of credit were $630,000 (March 31, 2003 — $650,000; September 30, 2003 - $260,000). The standby loan/lease has not been drawn on.

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
March 31, 2004 and 2003

7.	Long Term Debt

	March 31,	March 31,	September 30,
	2004	2003	2003 (audited)
Notes bearing interest at rates ranging from 0% to 10.5% per annum and are repayable in up to 60 monthly installments of principal and interest through 2009, collateralized by the related equipment.	$2,621,030	$2,334,561	$2,022,371
Mortgage payable bearing interest at 5.95% per annum and repayable in 35 monthly installments of Cdn $32,765 (US $25,237) including interest.	974,839	—	1,149,413
Promissory note payable bearing interest at the 30-day London Interbank Offerred Rate (“LIBOR”) plus 3.5% repayable in full on February 28, 2005	393,000	—	—

	3,988,869	2,334,561	3,171,784
Less: Principal due within one year	(1,587,454)	(939,981)	(1,078,684)

Long-term portion	$2,401,415	$1,394,580	$2,093,100

The mortgage and promissory note are secured by a first charge on the mortgaged property and a first security interest in all the assets of the Company’s subsidiary CRRI supported by guarantees of related companies. The mortgage and certain of the notes contain restrictive covenants, including, among others, a debt service coverage ratio and a debt to worth ratio. The Company was in compliance with or obtained a waiver for all of these covenants as of March 31, 2004.

Principal obligations due within the next five years are as follows:

2005	$1,587,454
2006	1,115,520
2007	750,821
2008	354,831
2009	180,243

$3,988,869

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
March 31, 2004 and 2003

8.	Obligations Under Capital Leases

Capital lease obligations consist of leases on mobile equipment and office equipment, repayable over varying terms from 60 to 62 months at interest rates ranging from 5.3% to 12.99% per annum. Future minimum lease payments are as follows:

2005	$591,948
2006	577,093
2007	566,459
2008	224,223
2009	—

Minimum lease payments	1,959,723
Less: amounts representing interest	189,725

Present value of obligations under capital leases	1,769,998
Less: principal due within one year	498,500

$1,271,498

9.	Loans Payable

By loan agreements, and as amended, between the Company and two of its directors and officers, the Company has borrowed a total of $2,277,109 to meet the Company’s working capital requirements. The principal is repayable on demand and bears interest at the Royal Bank of Canada prime rate plus 3.5% per annum, payable monthly. In addition to the security listed below, the Company has provided one of the directors with a guarantee and postponement of claim supported by a registered charge over the assets of its U.S. subsidiaries and agreed to repay note principal subject to certain conditions (see Committments — Note 13)

On April 1, 1999, the Company borrowed $300,000 from a shareholder of the Company to meet the Company’s short-term working capital requirements. Under the terms of the loan agreement, the principal is repayable on demand and the loan will bear interest at the prime rate of the Royal Bank of Canada plus 3.5 per annum, payable monthly. The company repaid $150,000 of the loan on October 22, 2002.

The loans are secured by a charge on the assets of the Company, a guarantee by its subsidiary, The Answer Garden Products Ltd., supported by a charge on its assets, including a mortgage over its Abbotsford, B.C. property. The loans are subrogated to the Royal Bank of Canada debt (note 6).

While the terms of repayment for the loans are on a demand basis, the lenders will not call for repayment of the debts on or before March 31, 2005.

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
March 31, 2004 and 2003

10.	Share Capital

     (a) Authorized: 50,000,000 common shares, no par value

     (b) Issued and fully paid:

	March 31, 2004		March 31, 2003		September 30, 2003 (audited)
	Number	Stated	Number	Stated	Number	Stated
	of Shares	Capital	of Shares	Capital	of Shares	Capital
Balance, beginning of period	9,994,299	$15,976,859	9,976,299	$15,970,199	9,976,299	$15,970,199
Issued during the period:
Exercise of options for case	152,900	58,431	18,000	6,660	18,000	6,660
For financing services	100,000	75,000	—	—	—	—

	10,247,199	16,110,290	9,994,299	15,976,859	9,994,299	15,976,859
Share issue expenses	—	(653,777)	—	(653,777)	—	(653,777)

Balance, end of period	10,247,199	$15,456,513	9,994,299	$15,323,082	9,994,299	$15,323,082

     (c) The Company has directors’ and employees’ stock options outstanding as follows:

	Number	Exercise Price
	of Shares	per Share	Expiry Date
Directors	402,500	0.60	March 14, 2007
Employees	127,000	0.27	February 15, 2005
Employees	184,000	0.60	March 14, 2007

	713,500

     A summary of the stock option activity for the current period is as follows:

		Weighted
		Average
		Exercise
	Shares	Price
Outstanding at October 1, 2003	885,900	$0.51
Granted	—	0.00
Exercised	(152,900)	0.38
Cancelled	(19,500)	0.56

Outstanding at March 31, 2004	713,500	$0.54

     Options outstanding and exercisable at March 31, 2004 are as follows:

				Weighted	Weighted
				Average	Average
			Average	Exercise	Exercise
Range of			Remaining	Price on	Price on
Exercise	Number	Number	Contractual	Outstanding	Exercisable
Prices	Outstanding	Exercisable	Life (years)	Options	Option
$0.27 - $0.60	713,500	713,500	2.50	$0.54	$0.54

On March 4, 2003, the Company adopted a share option plan subject to the rules and policies of the TSX Venture Exchange. A maximum of 1,995,260 common shares of the Company are issuable under the plan, including 911,900 options outstanding on the date of adoption.

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
March 31, 2004 and 2003

11.	Related Party Transactions

Included in accounts payable and accrued liabilities at March 31, 2004 were amounts aggregating $291,486 (March 31, 2003 — $234,699; September 30, 2003 - $390,482) payable to directors of the Company for accrued management remuneration, expense reimbursements, and accrued loan interest. In addition to loans, as detailed in Note 9, the Company had the following transactions with related parties:

	March 31,	March 31,	September 30,
	2004	2003	2003 (audited)
Management remuneration	$138,402	$150,374	$401,697
Interest and loan fees	165,287	83,950	181,425

	$303,689	$234,324	$583,122

Management is of the opinion that the terms and conditions of the above noted transactions are consistent with standard business practice.

12.	Geographically Segmented Information

Six months ended March 31, 2004:	Canada	United States	Consolidated
Sales to unaffiliated customers	$1,076,747	$10,851,792	$11,928,539
Inter-segment revenue (expense)	357,587	(357,587)	—

Total revenue	$1,434,334	$10,494,205	$11,928,539

Net income (loss) before income taxes	$(338,995)	$730,813	$391,818
Income tax expense	—	310,230	310,230

Net income (loss) for the period	$(338,995)	$420,583	$81,588

Identifiable assets on March 31, 2004	$3,428,872	$14,843,686	$18,272,558

Six months ended March 31, 2003:	Canada	United States	Consolidated
Sales to unaffiliated customers	$958,003	$9,961,852	$10,919,855
Inter-segment revenue (expense)	267,789	(267,789)	—

Total revenue	$1,225,792	$9,694,063	$10,919,855

Net income (loss) before income taxes	$(464,837)	$505,393	$40,556
Income tax expense	—	140,067	140,067

Net income (loss) for the period	$(464,837)	$365,326	$(99,511)

Identifiable assets on March 31, 2003	$3,820,687	$12,633,780	$16,454,467

Year ended September 30, 2003 (audited):	Canada	United States	Consolidated
Sales to unaffiliated customers	$3,579,117	$20,778,973	$24,358,090
Inter-segment revenue (expense)	661,627	(661,627)	—

Total revenue	$4,240,744	$20,117,346	$24,358,090

Net income (loss) before income taxes	$(264,885)	$913,162	$648,277
Income tax expense	—	306,546	306,546

Net income (loss) for the year	$(264,885)	$606,616	$341,731

Identifiable assets on September 30, 2003	$2,921,990	$13,949,504	$16,871,494

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
March 31, 2004 and 2003

13.	Commitments

CRRI has entered into an employment agreement with a certain member of management through December 31, 2006. This agreement provides for a total monthly salary of approximately Cdn $13,029 (US$ 9,946) and participation in a bonus pool based on pre-tax net profit, as defined. The salary base increases annually based on the consumer price index.

The Company has entered into operating leases for certain machinery, equipment and office space. Rental expense under these leases was approximately Cdn$846,140 (including US$608,091) for the six months ended March 31, 2004. Minimum future rental payments under these leases are as follows:

2005	$1,658,474
2006	619,209
2007	221,680
2008	—
2009	—

$2,499,363

Pursuant to an agreement with one of its directors (see Note 8), the Company has committed to make principal repayments on his loan on or before February 28th of the year following equivalent to 10% of its annual consolidated pre-tax profit, subject to certain restrictions.

14.	Contingent Liabilities

The Company has an irrevocable $10,000 letter of credit issued as a performance guarantee to one of its customers under the terms of a green waste processing contract.

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
March 31, 2004 and 2003

15.	Income Taxes

The provision for income taxes from continuing operations is comprised of the following:

	March 31,	March 31,	September 30,
	2004	2003	2003 (audited)
Income tax from U.S. operations	$310,230	$140,067	$306,546
Income tax recovery from Canadian operations	(169,498)	(232,419)	(132,442)

	140,732	(92,352)	174,104
Valuation allowance on Canadian operations	169,498	232,419	132,442

Income tax expense	310,230	140,067	306,546

At March 31, 2004, management is of the opinion that the “more likely than not” criteria have been met with respect to the U.S. operations and in accordance with generally accepted accounting principles, the Company has recognized the future income tax (“FIT”) benefits arising from loss carry-forwards of prior years and other timing differences which has resulted in the FIT assets in the current year.

With respect to the Canadian operations, management has claimed a valuation allowance equal to future income tax benefits arising from their loss carry forwards, reflecting the position that these tax assets, more likely than not, will not be realized.

At March 31,2004, the Company had, for Canadian tax purposes, operating losses aggregating approximately $2,600,000 expiring at various times through 2010 and for U.S. tax purposes, approximately US$ 63,200 in net operating losses available to offset future income expiring at various times through 2021.

16.	Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, demand loans, accounts payable and accrued liabilities, loans payable, and long-term debt. It is management’s opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values.

17.	Subsequent events

The following events took place subsequent to March 31, 2004:

(a)	The Company’s subsidiary, The Answer Garden Products Ltd. has entered into a capital lease agreement for mobile equipment in the amount of $30,475 payable in 60 monthly installments of $506 including interest at 6.33%.

(b)	The Company has elected to wind down the operations of Greencycle, its Georgia subsidiary over the next six months. The Company has not as yet adopted a formal plan of disposal, however, the assets and key personnel will be deployed and fully utilized in the Florida based operations.

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Schedules of Consolidated Cost of Sales
For the six months ended March 31, 2004 and 2003

	3 months	3 months	6 months	6 months
	March 31, 2004	March 31, 2003	March 31, 2004	March 31, 2003
Direct Materials
Inventory, beginning of period	$723,752	$737,520	$749,968	$712,527
Purchases of direct materials and subtrades	584,961	445,884	849,970	929,800
Testing	8,075	4,663	15,373	11,357

Cost of direct materials available for use	1,316,788	1,188,067	1,615,311	1,653,684
Less: Inventory, end of period	(736,012)	(715,717)	(736,012)	(715,717)

Direct materials used	580,776	472,350	879,299	937,967
Direct labour	1,008,491	914,244	1,975,857	1,841,746
Manufacturing overhead	2,119,497	2,120,571	4,280,791	4,226,761

Manufacturing costs incurred for the period	3,708,764	3,507,165	7,135,947	7,006,474
Work-in-process, beginning of period	28,956	65,898	26,458	55,697

	3,737,720	3,573,063	7,162,405	7,062,171
Less: Work-in-process, end of period	(46,493)	(51,234)	(46,493)	(51,234)

Cost of goods manufactured	3,691,227	3,521,829	7,115,912	7,010,937
Finished goods, beginning of period	268,620	479,624	176,510	316,118

	3,959,847	4,001,453	7,292,422	7,327,055
Less: Finished goods, end of period	(260,192)	(609,511)	(260,192)	(609,511)

Cost of sales for the period	$3,699,655	$3,391,942	$7,032,230	$6,717,544

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Schedules of Consolidated Direct Selling Expenses
For the six months ended March 31, 2004 and 2003

	3 months	3 months	6 months	6 months
	March 31, 2004	March 31, 2003	March 31, 2004	March 31, 2003
Advertising	$19,347	$21,756	$19,121	$26,578
Amortization — bag plates and artwork	4,746	4,059	9,377	9,179
Automobile	1,650	990	3,300	1,980
Bad debts	11,759	16,544	23,124	28,398
Commissions	2,100	2,100	4,200	4,200
Discounts and allowances	21,920	25,025	22,839	28,023
Entertainment and promotion	183	309	2,156	1,127
Freight out	1,039,077	752,177	1,916,484	1,581,873
Marketing consulting	9,151	7,045	22,069	14,262
Miscellaneous	12,100	7,052	22,256	12,547
Travel	101,600	94,241	189,468	170,270

Direct selling expenses	$1,223,633	$931,298	$2,234,394	$1,878,437

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Schedules of Consolidated General and Administrative Expenses
For the six months ended March 31, 2004 and 2003

	3 months	3 months	6 months	6 months
	March 31, 2004	March 31, 2003	March 31, 2004	March 31, 2003
Advertising	$6,237	$8,447	$14,978	$28,325
Amortization	145,481	46,086	245,284	149,295
Automobile	8,170	9,312	15,759	17,743
Bank charges and interest	3,338	5,416	5,481	10,878
Business taxes, licenses and fees	13,424	18,234	43,575	37,238
Consulting fees	39,088	64,529	80,766	95,216
Education and training	8,032	6,988	10,700	14,982
Entertainment and promotion	14,993	13,109	28,661	28,053
Foreign exchange loss (gain)	(1,563)	(1,811)	6,978	(3,924)
Insurance	7,534	5,874	14,914	11,748
Interest on long-term debt	211,371	139,940	338,374	286,449
Management fees and salaries	69,637	73,289	138,402	150,374
Miscellaneous	9,211	6,692	25,204	15,256
Office and stationery	42,341	20,723	89,756	44,788
Professional fees	50,887	57,736	120,361	127,900
Rent and office services	26,621	34,023	53,204	69,255
Shareholder relations	12,003	13,124	18,722	20,341
Telephone	39,283	42,109	78,919	83,332
Transfer agent and filing fees	12,477	10,914	15,601	12,165
Travel	18,308	19,816	34,738	47,340
Wages and benefits	578,322	628,808	1,151,351	1,191,972

General and administrative expenses	$1,315,195	$1,223,358	$2,531,728	$2,438,726

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

QUARTERLY REPORT FOR THE SECOND
QUARTER ENDED MARCH 31, 2004

SCHEDULE A:	FINANCIAL INFORMATION

See accompanying unaudited financial statements for the six months ended March 31, 2004.

SCHEDULE B:	SUPPLEMENTARY INFORMATION

1.	Analysis of expenses and deferred costs:
See accompanying unaudited financial statements for the six months ended March 31, 2004.

2.	Related party transactions:
See Note 11 to the financial statements.

3.(a)	Summary of securities issued:
See Note 10 to the financial statements.

3.(b)	Summary of options granted:
See Note 10(c) to the financial statements.

4.(a)	Summary of authorized share capital:
See Note 10 to the financial statements.

4.(b)	Number and recorded value of shares issued:
See Note 10 to the financial statements.

4.(c)	Description of options, warrants and convertible securities:
See Note 10(c) to the financial statements.

4.(d)	Shares subject to escrow or pooling agreements: None

5.(a)	Directors:

Douglas R. Halward	Derrick M. J. Rolfe
James E. H. Darby	Richard J. M. Chase

5.(b)	Officers:
James E. H. Darby–Chairman, Chief Executive Officer and Secretary Douglas R. Halward–President

SCHEDULE C:	MANAGEMENT DISCUSSION

See accompanying Management Discussion.

MANAGEMENT DISCUSSION AND ANALYSIS
March 31, 2004

Information About Industry Segments

Consolidated Envirowaste Industries Inc. (the “Company”) is a leading processor of wood and other organic wastes in Western Canada, Florida and Georgia. The Company markets and supplies biomass boiler fuel for electric generation facilities, charcoal manufacturers and pulp and paper mills in the U.S. as well as bulk landscaping products in each of these regions, and packaged soil products to major Western Canadian retailers.

The following information should be read in conjunction with Consolidated Envirowaste Industries Inc.’s unaudited consolidated financial statements for the six months ended March 31, 2004 and related notes, which are prepared in accordance with Canadian generally accepted accounting principles. Segmented information on the Canadian and US operating units are presented in note 12 of the unaudited consolidated financial statements and a discussion of the operating results is presented below according to these operating units.

Overall Results

The Company has reported second quarter net earnings for the three months ended March 31, 2004 of $91,975 or $0.01 per share ($0.01 fully-diluted) compared to net earnings of $97,876 or $0.01 per share ($0.01 fully-diluted) for the comparable quarter of 2003. For the six months ended March 31, 2004 the Company had net earnings of $81,588 or $0.01 per share ($0.01 fully-diluted) compared to a net loss of $99,511 or $0.01 per share ($0.01 fully-diluted) for the same six months of 2003. Second quarter revenues increased 13% over second quarter revenue in 2003 despite an approximate 15% increase in the value of the Canadian dollar versus its US counterpart over the comparable period. Compared to last year’s second quarter, tipping fees and packaged product sales increased 16% and 7% respectively. Overall sales for the 2004 six month period increased just over $1 million or 9% with revenue in both the packaged and tipping increasing 8% and 10% respectively compared to the six months ended March 31, 2003. 2004 bulk sales were down marginally in both the second quarter and full six month period compared to 2003 as currency translation differences overshadowed an actual volume increase in this sales segment. As in the first quarter of 2004, the Company improved gross margins for both the quarter and the six month periods over 2003. Increased activity levels and new business resulted in an increase in selling expenses (primarily material removal from sites in our U.S. operations) over comparable periods in 2003. Operating earnings increased $245,000 over the first six months of 2003 and were augmented by gains on equipment dispositions of $295,000. Cash flows from operations after changes in non-cash working capital items in the second quarter rose $286,000 over the comparable quarter of 2003 and over $1,000,000 compared to the six months ended March 31, 2003.

US Operations

Second quarter revenue of Cdn $5.5 million grew 13%, while revenue at Cdn $10.9 million for the first six months of 2004, increased 9% over the comparable periods of last year. Unfavourable currency translation differences overshadowed growth in real terms as our core business from local municipal work improved 22% over the comparable quarter of last year as a result of increased activity and new business, while revenue derived from private sector processing increased 62% for the quarter and 75% for the six months compared to last year as the U.S. economy recovered and storm activity was higher than in the first six months of the 2003 fiscal year. Gross margins improved, both for the quarter and the six month period compared to the same periods last year, and the increase in activity and new business increased selling costs–primarily freight costs associated with material removal from the sites–and improved operating income. Net earnings were augmented by a Cdn$295,000 gain on disposition of equipment in the U.S. units. Cash flows from operating activities for the second quarter were similar that of fiscal 2003’s second quarter with the exception of unfavourable currency translation differences. Cash flows from operating activities after changes in non-cash working capital for the six months ended March 31, 2004 increased by Cdn $410,000 compared to the six months ended March 31, 2003. As in the second quarter of 2003, when the Florida unit began construction of it’s new facilities, cash and cash equivalents were impacted in the second quarter of 2004 by the outright purchase of rented property on which it operates a waste processing facility.

Canadian Operations

Revenues rose 13% in the second quarter and 10% for the six months ended March 31,2004 over the comparable periods of 2003. Both tipping fees and bulk sales improved as a result of warm, mild weather on the Canadian west coast, while packaged product sales increases from early spring ordering in the West were offset by soft sales as a result of cold spring weather on the Canadian Prairies and Eastern Ontario. Measures to control costs and adjust production to changes in the market served to decrease losses by $54,000 for the quarter and $125,000 for the six month period compared to the same periods of last year.

Liquidity and Capital Resources

The Company’s working capital is adequate for its present needs even though it has declined from that of March 31, 2003 as internal funds were utilized to construct the Florida subsidiary’s new facilities and to purchase the property on one of its operating sites in this quarter. The Company’s cash flows from operations after working capital items improved for the second quarter compared to 2003 and increased by over $1 million for the six month period compared to last year.

During the quarter, the Company completed its negotiations to consolidate loans with one of its directors, providing him with a guarantee and postponement of claim supported by a registered charge over the assets of the Company’s U.S. subsidiaries. In conjunction with the agreement, the Company issued 100,000 Common shares at a deemed price of $0.75 per share as a bonus for his continued financial support. The Company has committed to make principal repayments on his loan on or before February 28th of the year following equivalent to 10% of its annual consolidated pre-tax profit, subject to certain restrictions.

Outlook

Weather patterns, rising fuel costs, competition and comparative Canadian and U.S. exchange rates will continue to play important roles in our results during the remaining quarters of the current fiscal year. We will continue to focus on operating level adjustments to be made as events unfold.

[signed]	[signed]

James E. Darby	Douglas R. Halward
Chairman and Chief Executive Officer	President